YEAREND-UPDATE-2020

UPDATED INFORMATION ON 2020

The pandemic of 2020 caused significant changes to what was scheduled to take place throughout the year. The anticipated public offering has been held off until the second quarter of 2021 and will likely be a General Solicitation under Regulation D, Rule 506(c).

Other designated initiatives slated for 2020, however, exceeded projected outcomes. The year-ending debt for 2019 was $8,400,001 and was being negotiated at that time to reduce the long-term debt. The result was reduced to $2,100,000 and subsequently discharged in exchange for 262,500 units for 20.76% equity in Clean Bite, LLC, valued at $8.00 per unit. The prepurchase valuation was $8,016,296 with a post valuation of $10,116,296.

Under the terms of the Agreement, Dent-Chew Brush, LLC assigned U.S. Patent 8,292,624 to Clean Bite, LLC as of July 1, 2020, to include Trademark; Clean Bite™, U.S. Serial number: 87-016,108 an all related IP (Intellectual Property) and Goodwill.

There is at year-end a deliberation on establishing a prepurchase strategy for product sales to provide revenue before manufacturing scale. This effort would be available to potential distributors of the product lines and entitle them to have ongoing Most Favored Nation Pricing—the Terms and Conditions TBD and made available to coincide with the Public Offering.

THERE REMAINS SUBSTANTIAL RISK IN INVESTMENT, AND ANY UNACCREDITED/ACCREDITED INVESTOR SHOULD SEEK THE ADVICE OF THEIR ATTORNEY OR FINANCIAL ADVISOR (CPA) BEFORE MAKING ANY INVESTMENT INTO CLEAN BITE, LLC SECURITIES AS DESCRIBED IN ANY FUTURE PUBLIC OFFERING.

AS OF DECEMBER 31, 2020, NO INVESTMENT OFFERING IS AVAILABLE.

John H Gallagher, Jr.
Managing Director
Clean Bite, LLC